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                                                       SEC File Number: 1-9138
                                                       CUSIP Number: 318908100

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):



         [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
         [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31,1996

         [ ]Transition Report on Form 10-K
         [ ]Transition Report on Form 20-F
         [ ]Transition Report on Form 11-K
         [ ]Transition Report on Form 10-Q
         [ ]Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
         Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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         Full Name of Registrant: FIRST CENTRAL FINANCIAL CORPORATION

         Former Name if Applicable:

         266 MERRICK ROAD
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         Address of Principal Executive Office (Street and Number)

         LYNBROOK, NEW YORK 11563
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         City, State and Zip Code





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PART II -- RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

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State below in reasonable  detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

        On February 14, 1997, the Registrant announced that it would incur a charge to earnings of $11.5 million for the fiscal quarter ended December 31, 1996 for the purpose of increasing the loss reserves of the Registrant's principal subsidiary, First Central Insurance Company, a property and casualty insurer. The Registrant also announced that First Central Insurance Company was in discussions with the New York State Insurance Department concerning its policy liability reserves at December 31, 1995.

        In connection with its review of the Registrant's financial statements at December 31, 1996, the Registrant's independent auditor requested additional information with respect to the manner in which policy liability reserves are developed by First Central Insurance Company. The Registrant was unable to provide all of the information requested by its independent auditors before March 31, 1997, the due date of the Registrant's Annual Report on Form 10-K, without unreasonable effort or expense. As a result, the Registrant's independent auditor could not complete its audit and was unable to furnish the independent auditor's report required to be filed with the Registrant's Form 10-K. See Exhibit A attached hereto. The Registrant is presently engaged in discussions with its independent auditors and its independent actuary and expects to complete these discussions in time for the filing of its Form 10-K prior to April 15, 1997.


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PART IV -- OTHER INFORMATION

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         (1) Name and  telephone  number of person to  contact in regard to this notification:

         Paul Lucido, Esq.                        (212)    782-0707
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         (Name)                                (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    [X]Yes [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    [X]Yes [ ]No


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         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The following are preliminary and unaudited. For the year ended December 31, 1996, First Central's total revenues declined to $57,016,921 in 1996 from $59,897,302 in 1995. First Central experienced a loss in 1996 of $13,112,197 ($2.19 per share) in 1996 compared to net income of $360,553 ($.06 per share) in 1995. The 1996 loss is attributed primarily to a charge to earnings of $11,500,000 for the quarter ended December 31, 1996 for the purpose of increasing the loss reserves of First Central's principal subsidiary, First Central Insurance Company, a property and casualty insurer.


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                  FIRST CENTRAL FINANCIAL CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 4-1-97                      By  /s/ Joan Locascio
     -----------------               -----------------------------
                                     Joan Locascio
                                     Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('SS' 232.201 or 'SS' 203.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ('SS' 232.13(b) of this chapter).


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                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'

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